FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

March 15, 2011

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is March 15, 2011. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have hired a Thomas E. Irwin as Construction Manager for the Livengood Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the hiring of Thomas E. Irwin as the Issuer’s Construction Manager at its Livengood Gold Project near Fairbanks, Alaska. Mr. Irwin has over 35 years’ experience in the natural resource industry constructing, optimizing, operating and permitting major mining projects with companies such as Amax Gold and Kinross. Most recently, he served for six years as the Commissioner of the Alaska Department of Natural Resources.

Prior to his role with the Alaska Department of Natural Resources, Mr. Irwin held senior positions at Kinross Gold’s Fort Knox mine located 60 miles southeast of the Livengood project. From 1992 to 1996, he was Vice-President of Fairbanks Gold Mining, Inc., responsible for engineering at Fort Knox during mine design. From 1996 to 1999, he was the Operations Manager responsible for mine start-up and operation at the Fort Knox mine and General Manager of the mine from 1999 to 2001. From 2001 to 2003, he became the Vice President, Business Development for Fairbanks Gold Mining Inc., a subsidiary of Kinross Gold, responsible for new project permitting, business development and governmental and public relations as related to Kinross activities in Alaska. Prior to his work at Fort Knox, Mr. Irwin was General Manager of Amax Gold’s Sleeper Mine in Nevada and manager of the Climax mine in Colorado. Mr. Irwin has a degree in Mineral Engineering-Chemistry from the Colorado School of Mines.

As Construction Manager for ITH, Mr. Irwin will be responsible for the development and implementation of a Construction Plan for the Livengood project, which will include review of the technical investigations and engineering studies required to advance the project toward development. Working together with Karl Hanneman, the Company’s Alaska Livengood Project Manager, he will help ensure that the design and development work are optimized to smoothly transition the project from planning, through permitting, and into the construction phase.

Karl Hanneman, Livengood Project Manager, stated: “Tom brings in-depth knowledge of large- scale mining and cold weather operations to our team at the most important time, the early project planning stage. His practical experience and comprehensive understanding of safety, environmental stewardship, and operations in Alaska will help us design and build a project that meets the highest standards.”

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production decision to be made at the Livengood project, the potential for any production at the Livengood project, the potential for the construction of a mine at Livengood, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward- looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Carl Brechtel, Chief Operating Officer
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

April 13, 2011